

November 25, 2014

<u>Via E-mail</u>
Jonathan New
Chief Executive Officer
Net Element, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, FL 33160

> **Re: Net Element, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 12, 2014**
> **File No. 333-199432**

Dear Mr. New:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 30, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Securityholders, page 10</u>

1.   Please describe the transaction(s) in which the selling shareholders acquired their shares.

2.   In the last sentence of the fourth paragraph you disclaim beneficial ownership. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

3.   Please tell us whether the entities in your table are broker-dealers or affiliates of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not

receive its securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Information Incorporated by Reference, page 14

4.   Please revise to specifically incorporate required filings after November 12, 2014, such as the Form 10-Q for the period ended September 30, 2014.

        Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief—Legal

cc: Via E-mail
        Serge Pavluk, Esq.
        Snell & Wilmer L.L.P.